Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

June 20, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Newspaper advertisement titled ‘Notice of the 42nd Annual General Meeting to be held through video conference, record date and final dividend information’

Pursuant to Regulation 47 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed copies of the newspaper advertisement titled ‘Notice of the 42nd Annual General Meeting to be held through video conference, record date and final dividend information’, as published in Business Standard and Nava Telangana.

This communication has also been sent via email to all the shareholders.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Business Standard HYDERABAD | SATURDAY, 20 JUNE 2026 1

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LLOYDS ENGINEERING WORKS LIMITED

Regd. Office: PLOT NO. A 5/5, MIDC INDUSTRIAL AREA, MURBAD, DIST. THANE: 421401.
Corp. Office: A2, 2nd Floor, Madhu Estate,
Pandurang Budhkar Marg, Lower Parel, Mumbai - 400013
CIN: L28900MH1994PLC081235
Phone: +91 22 6291 8111 • Website: www.lloydsengg.in • Email: infoengg@lloyds.in

NOTICE OF EXTRAORDINARY GENERAL MEETING (EGM) AND REMOTE E-VOTING

NOTICE IS HEREBY GIVEN THAT the Extraordinary General Meeting (EGM) of the Company will be held on Wednesday, 15th July, 2026 at 11:00 a.m. (IST) through Video Conferencing (VC) / Other Audio Visual Means (OAVM) in compliance with the applicable provisions of the Companies Act, 2013 read with Ministry of Corporate Affairs ("MCA") vide its General Circular No. 14/2020 dated 8th April, 2020, Circular No. 17/2020 dated 13th April, 2020, Circular No. 20/2020 dated 5th May, 2020, Circular No. 02/2021 dated 13th January, 2021, Circular No. 19/2021 dated 8th December, 2021, Circular No. 21/2021 dated 14th December, 2021, Circular No. 02/2022 dated 5th May, 2022, Circular No. 10/2022 dated 28th December, 2022, Circular No. 09/2023 dated 25th September 2023, Circular No. 09/2024 dated 9th September 2024 read with SEBI/HO/CFD/CFD-PoD-2/P/CIR/2024/133 dated 3rd October 2024 and Circular No. 03/2025 dated 22nd September 2025 respectively to transact the business as set out in the Notice convening the EGM of the Company.

The Notice of the EGM along with the explanatory statement will be sent electronically to those Members whose e-mail addresses are registered with the Company / Registrar and Share Transfer Agent (RTA) / National Securities Depository Limited ("NSDL") and the Central Depository Services (India) Limited ("CDSL"), collectively "Depositories".

Members may note that the Notice of the EGM along with the explanatory statement will also be made available on Company's website https://lloydsengg.in/extra-ordinary-general-meeting/ and on the websites of stock exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively.

Participation at the EGM:

Member can attend and participate in the EGM only through VC / OAVM facility. The detailed instructions pertaining to remote e-voting will be provided in the Notice of EGM. Members attending the meeting through VC / OAVM shall be counted for the purpose of reckoning the quorum under Section 103 of the Companies Act, 2013. Remote e-Voting facility of NSDL will be provided before as well as during the EGM to all its members to cast their votes on all resolutions set out in the Notice of the EGM. Detailed procedure for such remote e-voting will be provided in the Notice.

Eligible Members whose e-mail addresses are not registered with the Company / DPs are requested to get their e-mail addresses registered for the purpose of receiving the credentials for remote e-voting along with the Notice of the EGM electronically on or before 5.00 p.m. (IST) of Wednesday, 8th July, 2026.

Remote e-voting Notice:

Members may also note that the Company will be availing e-voting services of National Securities Depository Limited (NSDL) to enable its members to cast their vote on resolutions set forth in the Notice of the EGM.

The Company has fixed **Wednesday, 8th July, 2026** as the "cut -off date" for determining the eligibility of the members to vote by remote e-voting or e-voting during the EGM.

Members may note that the remote e-voting period shall commence on **Friday, 10th July, 2026 (9:00 a.m.) and end on Tuesday, 14th July, 2026 (5:00 p.m.)** (IST). Additionally, the Company will be providing e-voting system for casting vote during the EGM.

Manner of Registering / updating E-mail addresses for receiving Notice.

In order to receive the Notice, Members are requested to register / update their E-mail addresses.

The process for registering the same is mentioned below:

Instructions for updation of email address / Bank account mandate:

a) Members holding shares in physical mode have to fill the Form ISR-1 and other forms for updating their email address / Mobile No. / Bank Account particulars and other details (updation of KYC), if not yet updated by them and send the same duly completed in all respect to the RTA of the Company i.e. Bigshare Services Private Limited (Unit: Lloyds Engineering Works Limited) Pinnacle Business Park, Office No S6-2, 6th, Mahakali Caves Rd, next to Ahura Centre, Andheri East, Mumbai, Maharashtra 400093. may register / update their email address / Bank account mandate in prescribed form **ISR-1** with the Register and Transfer Agent ("RTA") of the Company Bigshare Services Private Limited. The Company has sent letters for furnishing the details as required under SEBI Circular SEBI/HO/MIRSD/MIRSD_RTAMB/P/CIR/2021/655 dated 03rd November, 2021 and all the recent amended SEBI Circulars taking place from time to time. Norms and Forms for updation are also available on the website of the Company at https://lloydsengg.in and RTA's website at www.bigshareonline.com.

b) Members holding shares in **demat mode** may register their email address / update Bank account mandate by contacting their respective Depository Participant ("DP")

In view of above, we urge Members holding shares in Physical form to submit the required form along with supporting documents at the earliest. we request Members holding shares in physical to get their shareholding dematted as early as possible.

For the process and manner of e-voting, Members may go through the instructions mentioned in Notice of EGM of the Company.

Those who has not registered their email addresses can access the EGM Notice from the website of the Company https://lloydsengg.in/extra-ordinary-general-meeting/.

You may write further to the Company on infoengg@lloyds.in or rahima.shaikh@lloyds.in.

In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the download section of www.evoting.nsdl.com or call on.: 022 - 4886 7000 or write an e-mail to evoting@nsdl.com

Members may note that the detailed procedure for remote e-voting / e-voting during the EGM is also mentioned in the notice of EGM. The Notice of the EGM will also be available on the Company's website i.e. https://lloydsengg.in/extra-ordinary-general-meeting/ and also on the websites of Stock Exchanges where the shares of the Company are listed i.e. BSE Limited and National Stock Exchange of India Limited (NSE) at www.bseindia.com and www.nseindia.com respectively in due course of time within the prescribed timeline.

The above information is being issued for the information and benefit of all the members of the Company and is in compliance with the MCA Circulars and the SEBI Circulars issued from time to time.

For Lloyds Engineering Works Limited
Sd/-
Rahima Shaikh
Company Secretary and Compliance Officer
ACS: 63449

Place: Mumbai
Date: 19th June 2026

WEST COAST PAPER MILLS LIMITED

Registered Office: PB No.5, BANGUR NAGAR, DANDELI – 581 325, DIST: UTTARA KANNADA, KARNATAKA, CIN: L02101KA1955PLC001936, GSTIN: 29AAACT4179N1ZO, Ph: (08284) 231391 – 395 (5 Lines)
Email: **co.sec@westcoastpaper.com**, Website: **www.westcoastpaper.com**

NOTICE FOR SPECIAL WINDOW - R2

With reference to SEBI circular no. SEBI/HO/MIRSD/RTAMB/CIR/P/2020/166 dated September 07, 2020 Transfer of Physical Shares was stopped and cut-off date was March 31, 2021. Further SEBI circular no. SEBI/HO/MIRSD/MIRSD-PoD/P/CIR/2025/97 dated July 02, 2025, first Special Window was opened from July 07, 2025 till January 06, 2026.

In continuation of above circular, another Special Window has been opened vide SEBI circular no. HO/38/13/11(2)2026-MIRSD-POD/I/3750/2026 dated January 30, 2026 for transfer and dematerialisation("demat") of physical securities which were sold/purchased prior to April 01, 2019 and also for such transfer requests not lodged or which were submitted earlier and were rejected/returned/not attended due to deficiency in the documents/process/or otherwise, for a period of one year from February 05, 2026 to February 04, 2027.

Therefore, eligible Shareholders are requested to provide Original Share Certificate along with requisite documents to Company's RTA i.e., MUFG Intime India Pvt. Ltd, C 101, 247 Park, L.B.S. Marg, Vikhroli (West), Mumbai, Maharashtra-400083, within stipulated period. Shares transfer shall be processed only in demat mode.

For **WEST COAST PAPER MILLS LIMITED**
Brajmohan Prasad
Company Secretary, M.No.F7492

Place : Dandeli
Date : 19.06.2026

SIGMA ADVANCED SYSTEMS LIMITED
(FORMERLY MEGASOFT LIMITED)

CIN: L24100TN1999PLC042730
Registered Office: No.43/1 (# 129 to # 140), Prestige Palladium, 8th Floor, Greams Road, Nungambakkam, Chennai, 600006, Tamil Nadu, India **Corporate Office:** Survey No 1/1, Plot No 24/A, Hardware Park, Srisailam Road, Kancha Imarat, Raviryala Village, Maheswaram Mandal, Hyderabad, 501510 Telangana, India
Email: investors@sigmaadvsys.com https://sigmaadvsys.com

Sub: Corrigendum to the Notice of the Extra-Ordinary General Meeting (EGM) to be held on Sunday, the 28th Day of June, 2026 at 11:00 A.M. (IST) through Video Conferencing/ Other Audio-Visual Means ('VC/OAVM') dated June 6, 2026.

Dear Members,

This is with reference to our earlier communication dated June 6, 2026 regarding the Notice of the Extra-Ordinary General Meeting (EGM). As per the suggestions of the BSE Limited and National Stock Exchange of India Limited (Stock Exchanges) a Corrigendum is being issued to inform Members of the Company regarding additions / modifications / alterations to the Notice of the EGM to be held on Sunday, the 28th Day of June, 2026 at 11:00 A.M. (IST) through Video Conferencing/ Other Audio-Visual Means ('VC/OAVM').

Except as referred above and detailed in the Corrigendum, all other contents of Notice of the EGM shall remain unchanged. Accordingly, Corrigendum dated June 19, 2026 to Notice of the EGM is enclosed for your information. This Corrigendum shall form an integral part of Notice of the EGM sent to Members of the Company on June 6, 2026.

The said Corrigendum is available on website of the Company https://sigmaadvsys.com/investors-services/announcements/, websites of the Stock Exchange(s) i.e. BSE Limited at www.bseindia.com and National Stock Exchange of India Limited at www.nseindia.com.

Thanking you,
Yours faithfully,

For Sigma Advanced Systems Limited
(Formerly Megasoft Limited)
Sd/-
Krishna Chaitanya Sadhu
Company Secretary & Compliance Officer

Date: June 19, 2026
Place: Hyderabad

Dr.Reddy's

Notice is hereby given to the shareholders that the 42nd Annual General Meeting ('AGM') of Dr. Reddy's Laboratories Limited ("Company") is scheduled on Thursday, July 23, 2026 at 11.00 a.m. (IST) through Video Conferencing ('VC') facility / Other Audio Visual Means ('OAVM') in compliance with the provisions of the Companies Act, 2013 ("Act") and Rules made thereunder, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") read with Circular nos. 20/2020, 14/2020, 17/2020, 02/2021, 02/2022, 10/2022, 09/2023, 09/2024, the latest being 03/2025 dated September 22, 2025 issued by Ministry of Corporate affairs and circular no. SEBI/HO/CFD/CFD-PoD-2/P/CIR/2024/133 dated October 3, 2024 issued by Securities and Exchange Board of India ('SEBI') and other applicable circulars issued in this regard, (hereinafter collectively referred to as "the Circulars"), to transact the business that will be set forth in the Notice of AGM.

In accordance with the aforesaid Circulars, the Notice of 42nd AGM along with the Integrated Annual Report for the financial year 2025-26, shall be sent, in due course, only through electronic mode to all the shareholders who have registered their email addresses with the Company/depository participants/Company's RTA. Accordingly, shareholders who have not yet registered or updated their email addresses are requested to register their email address on https://www.drreddys.com/investor#investor-services#shareholder-information - 'shareholder information' or with their depository participant or send their consent at shares@drreddys.com along with their folio no./ DP ID & Client ID and valid email address for registration. Shareholders may note that the Notice of 42nd AGM and Integrated Annual Report 2025-26 will also be made available on the Company's website, www.drreddys.com, website of NSDL www.evoting.nsdl.com and on the website of stock exchanges www.bseindia.com and www.nseindia.com. A letter providing the weblink for accessing the integrated annual report for the financial year 2025-26 will be sent to those shareholders who have not registered their email address with the Company/Depositories.

Members can attend and participate in the AGM through VC/OAVM facility only and their attendance shall be counted for the purpose of determining the quorum under Section 103 of the Act, Remote e-voting facility is being provided to members to cast their votes prior to the AGM or during the AGM. Detailed procedure for e-voting and joining virtual AGM would form part of the Notice of the 42nd AGM. The details will also be made available on the website of the Company at www.drreddys.com.

The Company has fixed Friday, July 10, 2026 as "record date" for determining entitlement of Members to final dividend for FY 2025-26, if declared at the forthcoming 42nd AGM.

The Board of Directors of the Company have recommended a final dividend of Rs.8/- per equity share of face value Rs.1/- each, for the financial year ended March 31, 2026. The dividend, once approved by the shareholders in the forthcoming 42nd AGM will be paid on or before July 30, 2026, electronically through various online transfer modes to those shareholders who have updated their bank account details with the Company. With effect from April 1, 2024, dividend to shareholders holding in physical form shall be paid only through electronic mode. Such payment shall be made upon folio being KYC compliant i.e. registering their PAN, contact details including mobile no., bank account details and specimen signature with RTA/Company (SEBI Master Circular No. SEBI/HO/MIRSD/POD-1/P/CIR/2024/37 dated May 7, 2024). To avoid delay in receiving the dividend, shareholders are requested to update their bank details with their depository participants in case securities are held in demat mode and shareholders holding securities in physical form should send a request for updating their bank details, to the Company's Registrar and Transfer Agent (RTA), Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India Tel: +91-40-2337 4967, Fax: +91-40-2337 0295, email ID: bsshyd@bigshareonline.com.
Shareholders may note that pursuant implementation of the Income Tax Act, 2025 ('the IT Act') effective from April 1, 2026, dividend income will be taxable in the hands of the shareholders and the Company is required to deduct tax at source ('TDS') at the time of making the payment of dividend to shareholders at the prescribed rates:

For Resident shareholders, tax shall be deducted at source under section 393(1) [Table: S.No.7] read with section 393(4) [Table Sr. no. 10] of the IT Act, as follows:

Valid PAN of shareholder available with the Company	10%
Shareholders without PAN/ invalid/inoperative PAN with the Company	20% as per the provisions of the section 397(2)(b)(i) of the IT Act

However, no tax shall be deducted on the dividend payable to a resident individual shareholder if the total dividend to be received by them during the Tax year 2026-27 does not exceed Rs. 10,000/- and also in cases where resident individual shareholder provides valid Form 121, benefit may be extended subject to conditions specified in the IT Act.

Shareholders may also submit any other document as prescribed under the IT Act to claim a lower/ nil withholding tax. PAN is mandatory for shareholders providing valid Form 121 or any other documents as mentioned above. The formats of **Form 121** and Annexures as prescribed below are available on the website of the Company https://www.drreddys.com/investor#investor-services#investor-handbook and also available on website of our Registrar and Transfer Agent ('RTA'), Bigshare Services Private Limited at https://www.bigshareonline.com/.

For Resident Mutual funds and Insurance Company shareholders: In order to provide exemption from TDS on the dividend payable to a Mutual Fund specified Schedule VII (Table: Sl. No. 20 or 21) to section 11 of the IT Act or an Insurance Company as specified under Section 393(4) [Table: S.No.10] of the IT Act, shareholders should submit the document as follows along with exemption notification, if any, as per the relevant provisions of the IT Act:

a) declaration by shareholder qualifying as Insurer as per Section 2(7A) of the Insurance Act, 1938 – Annexure I;
b) declaration by Mutual Fund shareholder eligible for exemption under Schedule VII (Table: Sl. No. 20 or 21) to section 11 of the IT Act - Annexure II; and
c) declaration by Category I/II Alternate Investment Fund (AIF) registered with SEBI - Annexure III.

Declaration for exemption under Circular 18/2017 of the Income-tax Act, 1961: In case of any shareholder whose income is subject to lower rate of TDS, or is exempt under the IT Act, such shareholder is requested to submit the following documents, if eligible as per the relevant provisions of the Act, duly signed by the authorized signatory:
a) lower withholding tax certificate for the Tax Year 2026-27, if any obtained from the Income Tax authorities; and
b) in case the shareholder has obtained tax exemption status under any provisions of the IT Act, the documentary evidence along with declaration for the same - Annexure IV.

For Non-Resident shareholders, taxes are required to be withheld in accordance with the provisions of Section 393(2) [Table Sl. No 17] read with section 207(1) [Table Sl. No. 1] and other applicable sections of the IT Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by the Government of India on the amount of dividend payable. However, as per Section 159 of the IT Act, non-resident shareholders may have an option to be governed by the provisions of the Double Tax Avoidance Treaty (DTAA) between India and the country of tax residence of the shareholder, if such provisions are more beneficial to them. In order to avail the benefits of DTAA, the non-resident share holders will have to provide the following:

1. Self-attested Tax Residency Certificate (TRC) for the Tax Year 2026-27, obtained from the tax authorities of the country of which the shareholder is a resident.
2. Self-attested copy of PAN allotted by the Indian Income Tax authorities. In case of non-availability of PAN, information under Sub-rule 2 of Rule 217 of the Income Tax Rules, 2026 to be submitted - Annexure V
3. Form 41 in electronic format as required under section 159(1) and 159(2) of the IT Act by filling electronically on the income tax portal with their login credentials at eportal.incometax.gov.in.
4. Self-declaration from non-resident shareholder addressed specifically to the Company - Annexure VI, primarily covering the following:
   a. Non-resident is and will continue to remain a tax resident of the country of residence during the Tax Year 2026-27;
   b. Non-resident is eligible to claim the benefit of respective tax treaty;
   c. Non-resident has no reason to believe that its claim for the benefits of the DTAA is impaired in any manner;
   d. Non-resident receiving the dividend income is the beneficial owner of such income;
   e. Dividend income is not attributable/effectively connected to any permanent establishment (PE) or fixed base in India;
   f. In case of Foreign Institutional Investors and Foreign Portfolio Investors, self-attested copy of SEBI registration certificate; and
   g. In case of shareholder being tax resident of Singapore, please furnish the letter issued by the competent authority or any other evidences demonstrating the non-applicability of Article 24 - Limitation of Relief under India-Singapore DTAA.
5. Any other documents as prescribed under the IT Act for lower withholding tax if applicable, duly attested by the shareholder.

The Company is not obligated to apply the beneficial DTAA rates at the time of tax deduction/ withholding on dividend amounts. Application of beneficial DTAA rate shall depend upon the completeness and satisfactory review by the Company, of the documents submitted by non-resident shareholder.

Declaration by shareholders under Rule 203 of the Income Tax Rules, 2026: In order to enable the Company to provide credit of tax deducted at source to beneficial shareholders in whose hands dividend paid by the Company is assessable, shareholders are requested to provide declaration in format as prescribed under Rule 203 of the Income Tax Rules, 2026 - **Annexure VII**.

Section 397(2)of the IT Act

Rate of TDS at the rate of 10 percent under section 393(1) [Table: S.No.7] read with section 393(4) [Table Sr. no. 10] of the IT Act which is subject to provisions of section 397(2) of the IT Act which introduces special provisions for TDS where PAN provided by deductee is Invalid. Invalid PAN also includes cases where PAN and Aadhar are not linked.

As provided in section 397(2)(b)(i) of the IT Act, tax is required to be deducted at higher of following rates in case of payments to specified person:

- at twice the rate specified in the relevant provisions of the IT Act; or
- at twice the rate or rates in force; or
- at the rate of 20%.

Accordingly, provisions of section 397(2) will be applicable in cases where PAN of the shareholder is Invalid and/or PAN and Aadhar not linked. Therefore, as per the section 262 of the IT Act, individual shareholders are requested to link their Aadhaar number with PAN to avoid deduction of tax at higher rates.

For all shareholders: Shareholders are requested to update tax residential status, permanent account number (PAN), registered email address, mobile numbers and other details with their depository participants, in case the shares are held in dematerialized form. Shareholder holding shares in physical mode, are requested to furnish details to the Company's Registrar and Share Transfer Agent (RTA).

The aforementioned documents (duly completed and signed) are required to be submitted to the Company's RTA at DRLtaxexemption@bigshareonline.com, alternatively shareholder can submit these documents through **iConnect** on homepage of our RTA website at https://www.bigshareonline.com/.

In order to enable the Company to determine the appropriate tax rate at which tax has to be deducted at source under the respective provisions of the IT Act, you are requested to provide the above-mentioned details and documents as applicable to you on or before 11.59 pm (IST) **Tuesday, June 30, 2026. No documents or communication will be considered after June 30, 2026.** Incomplete and/or unsigned forms and declarations will not be considered by the Company. All communications/ queries in this respect should be addressed to our RTA, Bigshare Services Private Limited at DRLtaxexemption@bigshareonline.com.

"The Resident Non-Individual Members such as Insurance companies, Mutual Funds, Alternative Investment Fund (AIF) and other domestic financial institutions established in India and Non Resident Non-Individual Members such as Foreign Portfolio Investors may submit the relevant forms, declarations and documents through their respective custodians who are registered with NSDL for tax services, on or before the aforesaid timelines."

All the documents submitted by the shareholders will be verified by the Company and the Company will consider the same while deducting the appropriate taxes if they are in accordance with the provisions of the Act.

Shareholders may note that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/ documents, option is available to the shareholder to file the return of income as per the IT Act, and claim an appropriate refund, if eligible.

Shareholders are further requested to complete necessary formalities to link their bank accounts to their demat accounts to enable the Company to make timely credit of dividend in respective bank account. The Company will arrange to e-mail a soft copy of TDS certificate at the shareholders registered e-mail ID in due course, post payment of the said final dividend/ furnishing of TDS returns for the second quarter of Tax Year 2026-27, with the authorities.

Disclaimer: Above communication on TDS only sets out the provisions of law in a summarized manner and does not purport to be a complete analysis or listing of all potential tax consequences. Shareholders should consult their own tax advisors for the tax provisions applicable to their particular circumstances.

For **Dr. Reddy's Laboratories Ltd.**
Sd/-
K Randhir Singh
Company Secretary, Compliance Officer and Head - CSR

Place : Hyderabad
Date : 19-06-2026

DR. REDDY'S LABORATORIES LIMITED
Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

VEEFIN SOLUTIONS LIMITED

VEEFIN

Regd. Office: Off No - Global One, 2nd Floor, 252, Lal Bahadur Shastri Marg, Kurla (West), Mumbai 400070.
Email id: investors@veefin.com , **CIN:** L72900MH2020PLC347893

NOTICE OF POSTAL BALLOT & E-VOTING INFORMATION

NOTICE is hereby given that pursuant to Section 110 read with Section 108 of the Companies Act, 2013 ("the Act"), Rule 20 and Rule 22 of the Companies (Management and Administration) Rules 2014, relevant circulars issued by Ministry of Corporate Affairs, Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI LODR Regulations") and Secretarial Standard on General Meetings ("SS-2") issued by Institute of Company Secretaries of India, as amended and other applicable laws and regulations (including any statutory modification or re-enactment thereof) read with General Circular No. 14/2020 dated 8th April, 2020, General Circular No.17/2020 dated 13th April, 2020, General Circular No. 22/2020 dated 15th June, 2020, General Circular No. 33/2020 dated 28th September, 2020, General Circular No. 39/2020 dated 31st December, 2020, General Circular No. 02/2021 dated 13th January, 2021, General Circular No. 10/2021 dated 23rd June, 2021, General Circular No. 20/2021 dated 8th December, 2021, General Circular No. 03/2022 dated 5th May, 2022, General Circular No. 11/2022 dated 28th December, 2022 and General circular No. 09/2023 dated 25th September, 2023, 9/2024 dated 19th September, 2024 and General Circular No. 03/2025 dated 22nd September, 2025 issued by the Ministry of Corporate Affairs (hereinafter collectively referred to as "MCA Circulars") and SEBI Circular No. SEBI/HO/CFD/PoD-2/P/CIR/2023/4 dated January 5, 2023 and Circular SEBI/HO/CFD/CFDPOD-2/P/CIR/2024/133 dated October 3, 2024 and SEBI Master Circular HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026 issued by Securities and Exchange Board of India ('SEBI') (collectively referred to as " Circulars") and other applicable laws and regulations (including any statutory modification(s) and/or re-enactment(s) thereof for the time being in force), for seeking consent of the shareholders / members of Veefin Solutions Limited ("the Company" or "Veefin") ("Members"), to pass the resolutions as set out in the Postal Ballot notice by way of remote electronic voting ("E-voting").

In accordance with the MCA Circulars issued, members can vote only through the remote e-voting process. Accordingly, the physical copy of the Postal Ballot Notice along with postal ballot forms and pre-paid business reply envelope are not being sent to the members. Members are requested to provide their assent or dissent through remote e-voting only.

The Company has completed dispatch of Postal Ballot Notice dated June 16, 2026 along with explanatory statement on June 19, 2026 only through electronic mode to all those members whose email addresses are registered with the Company/Depositories Participants ("DP's")/ Bigshare Services Private Limited, Registrar and Transfer Agent ("RTA") as on Friday, June 12, 2026 ("Cut- off date") in accordance with the aforesaid MCA Circulars and SEBI Regulations. It is however, clarified that all the persons who are members of the Company as on Friday, June 12, 2026 (including those members who may not have received this Notice due to non-registration of their email IDs with the Company or the Depositories/Depository Participants) shall be entitled to vote in relation to the resolution specified in this Notice. Voting rights of the Members shall be in proportion to the shares held by them in the paid-up equity share capital of the Company as on Cut-off date. Once the vote on a resolution is cast by the shareholder, the shareholder shall not be allowed to change it subsequently.

In case members who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company's Registrar and Share Transfer Agent, Bigshare Services Pvt Ltd, Office No S6-2, 6th floor, Pinnacle Business Park Next to Ahura Centre, Mahakali Caves Road, Andheri (East) Mumbai – 400093.

The Board of the Directors of the Company has appointed Mr. Maharshi Ganatra, (Membership No. F11332) of M/s. Maharshi Ganatra & Associates, Practicing Company Secretary, as the Scrutinizer for conducting the postal ballot and remote e-voting and to scrutinize the votes received through remote e-voting in a fair and transparent manner.

Members may note that the copy of Postal Ballot Notice along with the Explanatory Statement will be available on the website of the Company, viz., www.veefin.com and on the website of the Stock Exchange viz., BSE Limited at www.bsesme.com respectively and also on the website of National Securities and Depositories Limited ("NSDL") viz., www.evoting.nsdl.com.

The documents referred in the Postal Ballot notice are available for inspection electronically and the members seeking to inspect such documents can send an e-mail to investors@veefin.com.

VOTING THROUGH ELECTRONIC MODE (E-VOTING):

Pursuant to the provisions of Section 108 of the Act, read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended from time to time, and Regulation 44 of the SEBI Listing Regulations, the Company is pleased to provide all its Members the facility to cast their vote electronically, through the remote e-voting services provided by NSDL. Members of the Company holding shares in physical or dematerialized form as on the cut-off date i.e. Friday, June 12, 2026, may cast their vote through remote e-voting.

All the Members are informed that:

(a) all of the business as set out in the Postal Ballot Notice may be transacted through remote e-voting;
(b) the remote e-voting shall commence on Monday, June 22, 2026 (9.00 AM Indian Standard Time);
(c) remote e-voting shall end on Tuesday, July 21, 2026 (5.00 PM Indian Standard Time);
(d) remote e-voting shall not be allowed beyond 5.00 p.m. on Tuesday, July 21, 2026;
(e) Only a person whose name is recorded in the Register of Members or in the Register of Beneficial Owners maintained by the Depositories as on the cut-off date Friday, June 12, 2026 shall be entitled to cast their votes. Once the vote on a resolution is cast by the shareholder, the shareholder shall not be allowed to change it subsequently. The detailed procedure for voting has been mentioned in the Postal Ballot Notice;
(f) members who have not received Postal Ballot Notice may write to investors@veefin.com and obtain the same. Those members holding shares in physical form, whose email addresses are not registered with the Company, may register their email address by providing the Folio No., Name of shareholder, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN Card), AADHAR (self- attested scanned copy of Aadhar Card) by email to investors@veefin.com. Those members holding shares in demat form whose email addresses are not registered with the Company or their DP, may register their email address by providing their DPID-CLID (16 digit DPID+CLID or 16-digit beneficiary ID), Name, client master or copy of Consolidated Account Statement, PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar card) by email to investors@veefin.com.

In case of any queries relating to e-voting, Members may refer to the FAQs for Shareholders and e-voting user manual for Shareholders available at the download section of www.evoting.nsdl.com or at 022 - 4886 7000 and 022 - 2499 7000 or send a request at evoting@nsdl.com and in case of any grievances connected with the facility of remote e-voting please contact Ms. Rimpa Bag, NSDL, 4th Floor, 'A' Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai-400013 or Email at evoting@nsdl.com.

The resolutions, if approved, shall be deemed to have passed on the last date of e-voting i.e. Tuesday, July 21, 2026. The results of the Postal Ballot will be announced within two (2) working days from the end of the e-voting period. The results, together with the Scrutinizer's report, will be displayed at the registered office and on the website of the Company i.e, www.veefin.com besides being communicated to Stock Exchange on which the equity shares of the Company are listed.

For Veefin Solutions Limited
Sd/-
Urja Thakkar
Company Secretary & Compliance Officer
Membership No.: A42925

Place : Mumbai
Date : June 19, 2026

07 హైదరాబాద్ నవతెలంగాణ శనివారం 20 జూన్ 2026

మహిళలపై ట్రోలింగ్, మార్ఫింగ్, లకారాలను నియంత్రించాలి

చట్టాలు మరింత కఠినంగా..
సత్వర న్యాయం జరిగేలా ఉండాలి

మహిళా జర్నలిస్టులు, మహిళలపై ట్రోలింగ్‌ను ఖండించిన వక్తలు

సోమాజిగూడ ప్రెస్‌క్లబ్‌లో రౌండ్‌టేబుల్ సమావేశం

నవ తెలంగాణ - బంజారాహిల్స్

మహిళల పట్ల ట్రోలింగ్, మార్ఫింగ్, లకారాలను ఉపయోగిస్తూ సోషల్ మీడియాలో చేసే అభియోగాలను నియంత్రించాలని రౌండ్‌టేబుల్ సమావేశంలో వక్తలు ప్రభుత్వాన్ని కోరారు. మహిళల కోసం ఏర్పాటైన చట్టాలు మరింత జఠిలంగా, సత్వరం న్యాయం జరిగేలా ఉండాలని సూచించారు. హైదరాబాద్ సోమాజిగూడ ప్రెస్‌క్లబ్‌లో శుక్రవారం మహిళా జర్నలిస్టుల ఆధ్వర్యంలో ఏర్పాటు చేసిన రౌండ్‌టేబుల్ సమావేశానికి వక్తలు మల్లేపల్లి లక్ష్మయ్య, తెలంగాణ ప్రెస్ అకాడమి మాజీ చైర్మెన్ అల్లం నారాయణ, ఎడిటర్ దేవులపల్లి అమర్, మాజీ సంపాదకులు శ్రీనివాస్, ప్రొ.నాగేశ్వర్, సీనియర్ జర్నలిస్టు పాశం యాదగిరి, పీవోడబ్ల్యు నాయకులు సంధ్య, జర్నలిస్టులు తొలివెలుగు రఘు, తులసి చందు, విరాహత్, రావణ్, ఆస్మా తదితరులు హాజరై మహిళల పట్ల జరిగే ట్రోలింగ్‌ను ఖండించారు. ట్రోలింగ్, ఫొటోల మార్ఫింగ్‌లు వ్యవస్థీకృతంగా జరుగుతున్నాయని, వీటిని నియంత్రించేందుకు మానవతావాదులు ముందుకు రావాలని కోరారు. వ్యవస్థీకృతంగా ఉండటం కారణంగా బాధితులు ఎవరిపై ఫిర్యాదు చేయాలో తెలియక ఇబ్బందులు పడుతున్నారని, ఫిర్యాదులు చేసినా ఫిర్యాదుదారుకే మరిన్ని ఇబ్బందులు తలెత్తుతున్నాయని ఆవేదన వ్యక్తం చేశారు. ట్రోలింగ్ చేసిన వారు నిక్షేపంగా ఉంటూ.. పోలీసుల నుంచి సైతం బాధితులకే ఇబ్బందులు కల్గడం దురదృష్టకరమన్నారు. ముఖ్యంగా ఏపీ డిప్యూటీ సీఎం పవన్ కల్యాణ్, ఏపీ సీఎం చంద్రబాబు నాయుడు, ప్రధాన మంత్రి నరేంద్ర మోడీ, బీజేపీ నాయకులకు వ్యతిరేకంగా పోస్టులు పెడితే ఏకకాలంలో లకారాలతో వందల సంఖ్యలో పోస్టింగులు రావటం సిగ్గు చేటన్నారు. కొన్ని రాజకీయ పార్టీలు, కొందరు నాయకులు ప్రత్యేకంగా ఇటువంటి ముఠాలను ప్రోత్సహిస్తూ తమకు పడిరాని విషయాలను విపరీతంగా ట్రోలింగ్ చేస్తు రాక్షసానందం పొందుతున్నారని ఆరోపించారు. ఇటువంటి చర్యలు ఆరోగ్యకర వాతావరణాన్ని విచ్ఛిన్నం చేసి భవిష్యత్ తరాలకు చెడు వ్యవసనాలను, చెడు సంప్రదాయాలను నేర్పించే ప్రమాదం పొంచి ఉందన్నారు. మహిళల కన్నీరు సమాజానికి మంచిది కాదని, ట్రోలింగ్ చేసే వారి కుటుంబాల్లో కూడా మహిళలు ఉన్నారని, తాము చేసే ట్రోలింగ్ వారి కుటుంబ సభ్యులకు వర్తిస్తుందని అన్నారు. ప్రస్తుతం మహిళల కోసం ఉన్న చట్టాలను మరింత జఠిలంగా చేసి సత్వర న్యాయం జరిగేలా ప్రభుత్వం చర్యలు తీసుకోవాలని కోరారు.

ప్రభుత్వ ఆస్తుల పరిరక్షణలో

రెవెన్యూ ఉద్యోగులు బలి

ప్రభుత్వం రక్షణ కల్పించాలి
జీపీవోఏటీజీ అధ్యక్షులు గరికె ఉపేంద్రరావు

నవతెలంగాణ బ్యూరో - హైదరాబాద్

రాష్ట్రంలో ప్రభుత్వ ఆస్తుల పరిరక్షణలో రెవెన్యూ ఉద్యోగులు బలి పశువులుగా మారుతున్నారని గ్రామ పాలన ఆఫీసర్స్ అసోసియేషన్ తెలంగాణ రాష్ట్ర (జీపీవోఏటీజీ) ఆందోళన వ్యక్తం చేసింది. ఈ మేరకు ఆ సంఘం అధ్యక్షులు గరికె ఉపేంద్రరావు, ప్రధాన కార్యదర్శులు అర్జున్ మల్లారం, ఆర్ విజయ్ కుమార్ శుక్రవారం ఒక ప్రకటన విడుదల చేశారు. అక్రమార్కులు భౌతిక దాడులకు పాల్పడుతున్నారని తెలిపారు. రాష్ట్ర ప్రభుత్వం వెంటనే రెవెన్యూ ఉద్యోగులకు రక్షణ కల్పించాలని డిమాండ్ చేశారు. ఇటీవల వరంగల్ జిల్లా నర్సంపేట మండలం మాదన్నపేట జీపీవో నర్సింహాస్వామిపై అక్రమంగా చెరువు మట్టి తరలిస్తున్న వారిని తహశీల్దార్ ఆదేశాల మేరకు అడ్డుకున్నందుకు దాడి చేశారని వివరించారు. తాజాగా రంగారెడ్డి జిల్లా, అబ్దుల్లాపూర్‌మెట్ మండలం, తుర్కయంజాల్ గ్రామ రెవెన్యూ పరిధిలో ప్రభుత్వ విధులు నిర్వహిస్తున్న గిర్దావర్ ప్రేమ్ కుమార్, జీపీవో హనుమంతు నాయక్ పై జరిగిన దాడిని తీవ్రంగా ఖండించారు. రెవెన్యూ ఉద్యోగులకు రక్షణ కల్పిస్తూ అన్ని జిల్లాల పోలీస్ ఉన్నతాధికారులకు తక్షణమే ఆదేశాలు జారీ చేయాలని కోరారు. దాడికి పాల్పడిన వారిపై కఠిన చర్యలు తీసుకోవాలని విజ్ఞప్తి చేశారు.

ఎస్పీ స్థాయి అధికారులే రూ. 1.07 కోట్లు మింగేశారు

సీఎం ప్రజావాణి చొరవతో
మింగిన డబ్బులు కక్కిన ఎస్పీలు

బాధితురాలు చుంచు అరుణకు దక్కిన న్యాయం

సీఎం ప్రజావాణి ఇంఛార్జి చిన్నారెడ్డికి అరుణ ధన్యవాదాలు

నవతెలంగాణ బ్యూరో - హైదరాబాద్

సమాజంలో బాధ్యత కలిగిన పోలీస్ సూపరింటెండెంట్ (ఎస్.పి) స్థాయి అధికారులు ప్రజలకు అండగా ఉండాల్సింది పోయి వారే ప్రజలను మోసం చేసిన సంఘటనలో సీఎం ప్రజావాణి బాధితురాలు చుంచు అరుణకు అండగా నిలిచి న్యాయం జరిగేలా చర్యలు తీసుకుంది. వరంగల్ జిల్లాలో ఎస్పీ స్థాయి అధికారులు ఇద్దరు భార్యాభర్తలు కలిసి మింగిన రూ. ఒక కోటి 7 లక్షలను సీఎం ప్రజావాణి చొరవతో మింగిన డబ్బులను ఆ ఎస్పీలు కక్కారు. వరంగల్ నగరంలోని శివనగర్ కు చెందిన బాధితురాలు చుంచు అరుణకు మెస్ చార్జీల కింద దక్కాల్సిన రూ. ఒక కోటి 7 లక్షలను చెల్లించారు.

చుంచు అరుణ సీఎం ప్రజావాణిలో ఇచ్చిన ఫిర్యాదు మేరకు వివరాలు ఇలా ఉన్నాయి. వరంగల్ మామునూరు పోలీస్ ట్రైనింగ్ సెంటర్ లో 2024 ఫిబ్రవరి నుంచి నవంబర్ నెల వరకు చుంచు అరుణ మెస్ కాంట్రాక్టు తీసుకున్నారు. అందు కోసం రూ. ఒక కోటి 7 లక్షలు చుంచు అరుణ బ్యాంక్ అకౌంట్లో జమ కావాల్సి ఉండగా ఆ డబ్బులను భార్యాభర్తలైన ఇద్దరు ఎస్పీలు వారి బ్యాంక్ అకౌంట్ లో జమ చేసుకున్నారు. తనకు రావాల్సిన మెస్ డబ్బులు ఇవ్వాలని పలు మార్లు మామూనూర్ పోలీస్ ట్రైనింగ్ ప్రిన్సిపాల్, ఆమె భర్తను కోరినా పట్టించుకోలేదు. దీంతో చుంచు అరుణ డీజీపీకి ఫిర్యాదు చేశారు. దీంతో ఒక ప్రజా ప్రతినిధి, ఒక న్యాయవాది మధ్య వర్తిత్వంతో డీజీపీకి ఇచ్చిన ఫిర్యాదును వెనక్కి తీసుకుంటే డబ్బులు చెల్లించేందుకు ఒప్పందం కుదిరింది. ఫిర్యాదు వెనక్కి తీసుకున్నప్పటికి చుంచు అరుణకు డబ్బులు ఇచ్చేది లేదు.. ఎవరికి చెప్పుకుంటారో చెప్పుకో అని ఇద్దరు ఎస్పీలు చెప్పడం, మధ్యవర్తులు కూడా చేతులు దులుపుకోవడంతో ఆమె సీఎం ప్రజావాణిలో ఏడాది క్రితం దరఖాస్తు ఇచ్చారు.

సీఎం ప్రజావాణి ఇంచార్జి, రాష్ట్ర ప్రణాళికా సంఘం వైస్ చైర్మన్ అయిన డాక్టర్ జీ. చిన్నారెడ్డి ప్రత్యేక చొరవ తీసుకుని డీ.జీ.పీ. సీ.వీ. ఆనంద్ దృష్టికి ఈ విషయాన్ని తీసుకొచ్చారు. ఈ విషయంపై డీజీపీ వరంగల్ పోలీస్ కమీషనర్ ను విచారణకు ఆదేశించారు. ఏ సీ బీ డైరెక్టర్ జనరల్ చారు సిన్హా కూడా ప్రత్యేక చొరవ చూపారు. ఈ విచారణలో ఇద్దరు ఎస్పీలు రూ. ఒక కోటి 7 లక్షలు మెస్ కాంట్రాక్టు తీసుకున్న చుంచు అరుణకు చెల్లించలేదని నిర్ధారణ అయింది. బాధితురాలు చుంచు అరుణకు వెంటనే డబ్బులు చెల్లించాలని డీ.జీ.పీ. ఆదేశాల మేరకు ఆయన ఇద్దరు ఎస్పీలు రూ. కోటి 7 లక్షలు చెల్లించారు. సీఎం ప్రజావాణి చొరవ, ఇంచార్జి డాక్టర్ జి. చిన్నారెడ్డి ప్రత్యేక శ్రద్ధ వల్లే తనకు న్యాయం జరిగిందని చుంచు అరుణ శుక్రవారం జరిగిన సీఎం ప్రజావాణికి వచ్చి ధన్యవాదాలు తెలిపారు. ఆమె ఆనంద భాష్పాలతో సంతోషాన్ని వ్యక్తం చేసి చిన్నారెడ్డి ఆశీస్సులు తీసుకున్నారు.

సీఎం ప్రజావాణిలో 585 దరఖాస్తులు
సీఎం ప్రజావాణిని సందర్శించిన ఎం.పీ. చామల కిరణ్ కుమార్ రెడ్డి

మహాత్మా జ్యోతిబా పూలే ప్రజాభవన్ లో శుక్రవారం నిర్వహించిన 232వ సీఎం ప్రజావాణి కార్యక్రమంలో మొత్తం 585 దరఖాస్తులు అందాయి. భువనగిరి ఎంపీ చామల కిరణ్ కుమార్ రెడ్డి సీఎం ప్రజావాణి, ప్రవాసి ప్రజావాణిలను సందర్శించారు. ప్రతి శాఖ డెస్క్ వద్దకు వెళ్లి సీఎం ప్రజావాణి అమలు తీరును అడిగి తెలుసుకున్నారు. ప్రజావాణి బాగా పని చేస్తోందని చామల సంతోషం వ్యక్తం చేశారు. సీఎం ప్రజావాణి ఇంచార్జి డాక్టర్ జీ. చిన్నారెడ్డి ప్రజావాణి అమలు జరుగుతున్న తీరును చామల కిరణ్ కుమార్ రెడ్డికి వివరించారు. కాగా పంచాయతీ రాజ్, గ్రామీణాభివృద్ధి శాఖకు సంబంధించి 279, ఇందిరమ్మ ఇండ్ల కోసం 205, రెవెన్యూ శాఖకు సంబంధించి 28, ప్రవాసి ప్రజావాణికి 2 దరఖాస్తులు వచ్చాయి. ఇతర శాఖలకు సంబంధించి 87 దరఖాస్తులు అందాయి. ఈ కార్యక్రమంలో డాక్టర్ జీ. చిన్నారెడ్డి దరఖాస్తులను స్వీకరించి ఎండార్స్ మెంట్ చేసి సంబంధిత అధికారులతో ఫోన్ లో మాట్లాడి సమస్యలను పరిష్కరించారు. ఈ కార్యక్రమంలో ఏసీపీ ఉమేందర్, డిప్యూటీ కలెక్టర్ వెంకటేశ్వర్లు, ఎన్ఆర్ఐ సమన్వయ మండలి వైస్ చైర్మెన్ మంద భీం రెడ్డి, సభ్యులు నంగి దేవందర్ రెడ్డి, పద్మారాణి కక్రి, వివిధ శాఖల అధికారులు పాల్గొన్నారు.

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నవతెలంగాణ బ్యూరో - హైదరాబాద్

నిరంతరం క్షేత్ర స్థాయిలో పర్యటిస్తూ ఇందిరమ్మ ఇండ్ల లబ్ధిదారులకు అందుబాటులో ఉంటూ ఇంటి నిర్మాణాలు త్వరితగతిన పూర్తి చేసేలా జిల్లాల ప్రాజెక్టు డైరక్టర్లు, ఇంజనీరింగ్ సిబ్బంది ప్రత్యేక శ్రద్ధ చూపాలని హౌసింగ్ కార్పొరేషన్ మేనేజింగ్ డైరక్టర్ వి.పి.గౌతం సూచించారు. అంతే కాకుండా రెండో విడత ఇందిరమ్మ ఇండ్ల పథకంలో భాగంగా ప్రస్తుతం జరుగుతున్న సర్వేలో గ్రామ సమాఖ్యలతో సమన్వయం చేసుకోవాలని పూర్తి పారదర్శకంగా వివరాలను సేకరించాలని స్పష్టం చేశారు. హైదరాబాద్ లోని హౌసింగ్ కార్పొరేషన్ ప్రధాన కార్యాలయం నుంచి శుక్రవారం జిల్లాల ప్రాజెక్టు డైరక్టర్లు, డిప్యూటీ ఇంజనీర్లు, ఎఇలతో వీడియో కాన్ఫరెన్స్ ద్వారా సమీక్ష నిర్వహించారు. ఈ సందర్భంగా ఆయన మాట్లాడుతూ ఈ ఏడాది సెప్టెంబరు నాటికల్లా మొదటి విడతలో మంజూరైన ఇండ్లన్నీ పూర్తి అయ్యేలా, పకడ్బందీ ప్రణాళికతో పనిచేయాలన్నారు. ముఖ్యమంత్రి నిర్దేశించినట్లుగా మరో లక్ష ఇండ్ల గృహ ప్రవేశాలు జరిగేలా కృషి చేయాలన్నారు. ఇంటి నిర్మాణాల కోసం అధిక మొత్తంలో ఖర్చు పెట్టి ఇబ్బందులు పడకుండా వారికి అవగాహన కల్పించాలని ఈ విషయంలో ప్రత్యేక శ్రద్ధ చూపాలన్నారు. అలాగే వివిధ ప్రాంతాల్లోని డబుల్ బెడ్ రూం కాలనీల్లోని మౌలిక వసతుల కల్పన పనులను, వాటి కేటాయింపు ప్రక్రియపై సమీక్షిస్తూ, ఆయా కాలనీల్లోనే (ఎక్కువ ఇండ్లు ఉన్న ప్రాంతాల్లో) గృహ నిర్మాణ శాఖ ఎఇల కార్యాలయాలను ఏర్పాటు చేయాలని అన్నారు. ఈ పనులన్నీ యుద్ధప్రాతిపదికన పూర్తి చేయాలని స్పష్టం చేశారు. రాష్ట్రాన్ని గుడిసెలు లేని రాష్ట్రంగా తీర్చిదిద్దాలన్న లక్ష్యాన్ని సాధించేందుకు, గ్రామాల్లో గుడిసెల్లో నివసిస్తున్న వారి వివరాలను సమగ్రంగా సేకరించాలని అధికారులకు సూచించారు. ఈ సమీక్షా సమావేశంలో కార్పొరేషన్ చీఫ్ ఇంజనీర్ ఎం.చైతన్య కుమార్, సూపరింటెండింగ్ ఇంజనీర్ విజయకుమార్, జనరల్ మేనేజర్లు మమత, శ్రీదేవి పాల్గొన్నారు.

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వ్యవసాయ యాంత్రీకరణ పథకంలో చేర్చి 40 శాతం సబ్సిడీతో రైతులకిస్తాం : వ్యవసాయ శాఖ మంత్రి తుమ్మల నాగేశ్వరరావు

నవతెలంగాణ బ్యూరో-హైదరాబాద్

ఆధునిక వ్యవసాయంలో యాంత్రీకరణకు అత్యంత ప్రాధాన్యత ఉందని రాష్ట్ర వ్యవసాయ శాఖ మంత్రి తుమ్మల నాగేశ్వరరావు తెలిపారు. శుక్రవారం హైదరాబాద్‌లోని మాదాపూర్ హైటెక్స్‌లో నిర్వహిస్తున్న 'ఎర్త్‌కాన్ ఎక్స్‌పో-2026' ఎగ్జిబిషన్‌లో ఎక్సీపీ సంస్థ ప్రతినిధులు ఏర్పాటు చేసిన స్టాల్ ను సందర్శించిన మంత్రి తుమ్మల, స్టాల్లో ప్రదర్శించిన లోడర్, ఎక్సవేటర్ యంత్రాల పనితీరును స్వయంగా పరిశీలించారు. ఈ సందర్భంగా మంత్రి తుమ్మల మాట్లాడుతూ, లోడర్, ఎక్సవేటర్ వంటి యంత్రాలు రైతులకు ఎంతో ఉపయోగకరంగా ఉంటాయని అన్నారు. వ్యవసాయ రంగంలో కూలీల కొరత తీవ్రంగా ఉన్న ప్రస్తుత పరిస్థితుల్లో ఇలాంటి యంత్రాలు రైతులకు పెద్ద ఎత్తున ఉపయుక్తమవుతాయన్నారు. రైతులకు ఉపయోగపడే పోర్టబుల్ యంత్రాలను తక్కువ ధరలో అందుబాటులోకి తీసుకువచ్చిన ఎక్సీపీ సంస్థ ప్రతినిధులను అభినందించారు. వ్యవసాయ రంగ అవసరాలను దృష్టిలో ఉంచుకుని రూపొందించిన ఈ తరహా వినూత్న యంత్రాలకు మార్కెట్లో మంచి ఆదరణ లభించే అవకాశం ఉందని తెలిపారు.

వ్యవసాయ యాంత్రీకరణ పథకంలో చేర్చితే 40 శాతం సబ్సిడీ

ఈ యంత్రాలను వ్యవసాయ శాఖ అమలు చేస్తున్న వ్యవసాయ యాంత్రీకరణ పథకంలో చేర్చినట్లయితే రైతులకు 40 శాతం సబ్సిడీతో అందించేందుకు అవకాశం ఉంటుందని మంత్రి తెలిపారు. ప్రస్తుతం డీజిల్‌తో నడుస్తున్న ఈ యంత్రాలకు ప్రత్యామ్నాయంగా బ్యాటరీతో పనిచేసే నమూనాలను కూడా త్వరలో మార్కెట్‌లోకి తీసుకురావాలని సంస్థ యాజమాన్యానికి సూచించారు.

బ్యాటరీ ఆధారిత యంత్రాలు కనీసం ఆరు నుంచి ఏడు గంటల పాటు నిరంతరాయంగా పనిచేసే విధంగా రూపకల్పన చేయాలని కోరగా, త్వరలోనే అలాంటి యంత్రాలను అందుబాటులోకి తీసుకువస్తామని సంస్థ ప్రతినిధులు తెలిపారు.

2027 నాటికి ఈవీ హైడ్రాలిక్ ఎక్సవేటర్ లక్ష్యం

భవిష్యత్ అవసరాలను దృష్టిలో ఉంచుకుని 1.5 టన్నుల సామర్థ్యం గల మినీ హైడ్రాలిక్ ఎక్సవేటర్ ఈవీ మోడల్‌ను 2027 నాటికి మార్కెట్‌లోకి తీసుకురావడానికి చర్యలు చేపట్టాలని మంత్రి సూచించారు.

అలాగే వినియోగదారుల కోసం ప్రత్యేక డెమో జోన్ ఏర్పాటు చేయడంతో పాటు, ఆపరేటర్లకు శిక్షణ ఇచ్చి ఉపాధి అవకాశాలు కల్పించేలా ప్రత్యేక శిక్షణా కార్యక్రమాలు నిర్వహించాలని సూచించారు.

Dr.Reddy's

వీడియో కాన్ఫరెన్స్ ద్వారా నిర్వహించబడనున్న 42వ వార్షిక సర్వసభ్య సమావేశం యొక్క ప్రకటన, రికార్డు తేది మరియు తుది డివిడెండ్ సమాచారం

వాటాదారులు గమనించాల్సింది ఏమనగా, డా. రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ ("కంపెనీ") యొక్క 42వ వార్షిక సర్వసభ్య సమావేశం (ఏజిఎం) గురువారం జులై 23, 2026న ఉ.11.00 గం.ల (ఐఎస్‌టి)న ఏజిఎం యొక్క ప్రకటనలో ఇచ్చినట్లుగా వ్యాపార సమీక్షకు కార్పొరేట్ వ్యవహారాల మంత్రిత్వ శాఖచే జారీ చేయబడిన సర్క్యులర్ నెం.లు 20/2020, 14/2020, 17/2020, 02/2021, 02/2022, 10/2022, 09/2023, 09/2024, ఇటీవలి అయిన 03/2025 తేది సెప్టెంబర్ 22, 2025 మరియు సెక్యూరిటీస్ మరియు ఎక్స్ఛేంజ్ బోర్డు ఆఫ్ ఇండియా ("సెబి") తన సర్క్యులర్ నెం. సెబి/హెచ్ఒ/సిఎఫ్‌డి/ సిఎఫ్‌డి- పిఒడి-2/పి/సిఐఆర్/2024/133 తేది అక్టోబర్ 3, 2024 మరియు ఇందుకు సంబంధించి జారీ చేయబడిన ఇతర వర్తించు సర్క్యులర్లు (ఇకమీదట ఉమ్మడిగా సర్క్యులర్లుగా వ్యవహరించబడతాయి) తో చదువుకొనే సెబి (లిస్టింగ్ ఆబ్లిగేషన్స్ మరియు డిస్‌క్లోజర్ రిక్వైర్‌మెంట్స్) రెగ్యులేషన్, 2015 ("సెబి లిస్టింగ్ రెగ్యులేషన్") మరియు కంపెనీల చట్టం 2013 ("చట్టం") మరియు అందులో పొందుపర్చిన నియమావళి యొక్క నిబంధనలకు అనుగుణంగా వీడియో కాన్ఫరెన్స్ (విసి) సదుపాయం / ఇతర ఆడియో విజువల్ మాధ్యమం (ఓఏవిఎం) సదుపాయం ద్వారా నిర్వహించబడుతుంది.

పై సదరు సర్క్యులర్స్‌తో అనుసరించి, ఆర్థిక సంవత్సరం 2025-26 కొరకు సమగ్ర వార్షిక నివేదికతో పాటు 42వ ఏజిఎం యొక్క ప్రకటనను, కంపెనీ / డిపాజిటరీ పార్టిసిపెంట్ / కంపెనీల ఆర్‌టిఏతో వారి ఇ-మెయిల్ చిరునామాలు నమోదు చేసుకున్న అట్టి వాటాదారులకు ఎలక్ట్రానిక్ విధానం ద్వారా మాత్రమే పంపబడుతుంది. అదేవిధంగా ఎవరైతే నమోదు చేసుకోని లేదా వారి ఇమెయిల్ చిరునామాలు అప్‌డేట్ కాని రిజిస్ట్రేషన్ కొరకు వారి ఫోలియో నెం / డిపి ఐడి & క్లయింట్ ఐడి మరియు చెల్లుబాటు అయ్యే ఇ-మెయిల్ చిరునామాతో పాటు https://www.drreddys.com/investor#investor-services#shareholder-information పై లేదా వారి డిపాజిటరీ పార్టిసిపెంట్‌తో లేదా shares@drreddys.com వద్ద వారి అభిప్రాయాన్ని పంపవలెను. వాటాదారులు 42వ ఏజిఎం ప్రకటనను మరియు సమగ్ర వార్షిక నివేదిక 2025-26ను కంపెనీ యొక్క వెబ్‌సైట్ www.drreddys.com ఎన్ఎస్‌డిఎల్ యొక్క వెబ్‌సైట్ www.evoting.nsdl.com పై మరియు స్టాక్ ఎక్స్ఛేంజల వెబ్‌సైట్ www.bseindia.com మరియు www.nseindia.com లో అందుబాటులో గల విధానంలో కూడా గమనించవచ్చును. ఆర్థిక సంవత్సరం 2025-26 కొరకు సమగ్ర వార్షిక నివేదికను పొందుట కొరకు వెబ్‌లింక్‌లో ఏర్పాటు చేయబడిన లేఖ కంపెనీ / డిపాజిటరీస్‌తో వారి ఇ-మెయిల్ చిరునామాలను నమోదు చేసుకోనని వాటాదారులకు పంపబడుతుంది.

సభ్యులు విసి/ఓఏవిఎం సదుపాయం ద్వారా మాత్రమే ఏజిఎంనకు హాజరు కావచ్చును మరియు పాల్గొనవచ్చును మరియు కంపెనీల చట్టం 2013 యొక్క సెక్షన్ 103 క్రింద కోరం నిర్ధారించుట కొరకు వారి హాజరు లెక్కించబడుతుంది, ఏజిఎంనకు ముందు మరియు లేదా ఏజిఎం సమయంలో వారి ఓట్లు వేయుటకు సభ్యులకు రిమోట్ ఇ-ఓటింగ్ సదుపాయం ఏర్పాటు చేయబడినది. 42వ ఏజిఎం యొక్క ప్రకటనలో భాగంగా ఇ-ఓటింగ్ వివరణాత్మక ప్రకటన మరియు వర్చువల్ ఏజిఎంలో చేరుట ఉంటుంది. ఈ వివరాలు www.drreddys.com వద్ద కంపెనీ యొక్క వెబ్‌సైట్ వద్ద అందుబాటులో ఉంటుంది.

రాబోవు 42వ ఏజిఎం వద్ద ఒకవేళ ప్రకటించబడితే ఎఫ్‌వై 2025-26 కొరకు సభ్యుల యొక్క అర్హతను నిర్ధారించుట కొరకు "రికార్డు తేది" గా శుక్రవారం, జులై 10, 2026ను కంపెనీ నిర్ణయించినది.

మార్చి 31, 2026తో ముగిసిన ఆర్థిక సంవత్సరం కొరకు ఒక్కొక్కటి రూ. 1/- ముఖ విలువ గల ఈక్విటీ వాటాకు రూ. 8/- చొ॥న తుది డివిడెండ్‌ను కంపెనీ యొక్క బోర్డు ఆఫ్ డైరెక్టర్లు సిఫారసు చేశారు. డివిడెండ్ జులై 30, 2026న లేదా అంతకన్నా ముందు రాబోవు 42వ ఏజిఎంలో వాటాదారులచే ఒకసారి ఆమోదించబడిన పిమ్మట కంపెనీతో వారి బ్యాంక్ ఖాతా వివరాలను అప్‌డేట్ చేసుకున్న వాటాదారులకు వివిధ ఆన్‌లైన్ ట్రాన్స్‌ఫర్ పద్ధతుల ద్వారా ఎలక్ట్రానికల్‌గా పంపించబడుతుంది. ఏప్రిల్ 1, 2024 నుంచి భౌతిక రూపంలో కలిగి ఉన్న వాటాదారులకు డివిడెండ్ ఎలక్ట్రానిక్ పద్ధతుల ద్వారా మాత్రమే చెల్లించబడుతుంది. అటువంటి చెల్లింపులు ఆర్‌టిఏ / కంపెనీ (సెబీ మాస్టర్ సర్క్యులర్ నెం. SEBI/HO/MIRSD/POD-1/P/CIR/2024/37 తేది మే 7, 2024) తో కెవైసి కాంప్లియంట్ అనగా, మొబైల్ నెం., బ్యాంక్ ఖాతా వివరాలు మరియు స్పెసిమెన్ సిగ్నేచర్‌తో సహా గల ఫోలియోకు చేయబడుతుంది. డివిడెండ్ స్వీకరించుటలో జాప్యాలను నివారించుట కొరకు, డీమ్యాట్ రూపంలో వాటాలు కలిగి ఉన్న విషయంలో వారి డిపాజిటరీ పార్టిసిపెంట్స్‌తో బ్యాంక్ వివరాలను అప్‌డేట్ చేసుకొనవలసినదిగా అభ్యర్థించడమైనది మరియు భౌతిక రూపంలో వాటాలు కలిగియున్న వాటాదారులు కంపెనీ యొక్క రిజిస్ట్రార్ మరియు ట్రాన్స్‌ఫర్ ఏజెంట్ (ఆర్‌టిఏ), బిగ్ షేర్ సర్వీసెస్ ప్రైవేట్ లిమిటెడ్, 306, రైట్ వింగ్, 3వ అంతస్తు, అమృత విల్లా, యశోద హాస్పిటల్ ఎదురుగా, రాజ్‌భవన్ రోడ్, హైదరాబాద్ - 500 082, తెలంగాణ, ఇండియా టెలిఫోన్: +91-40-2337 4967, ఫ్యాక్స్: +91-40-2337 0295, ఇ-మెయిల్ ఐడి: bsshyd@bigshareonline.com కు వారి బ్యాంక్ వివరాలు అప్‌డేటింగ్ కొరకు అభ్యర్థన పంపించవలెను.

ఏప్రిల్ 1, 2026 నుండి వర్తించు విధంగా ఆదాయపు పన్ను చట్టం 2025 ("ది ఐటి చట్టం") మార్పులకు అనుసరించి డివిడెండ్ ఆదాయంపై పన్ను చెల్లింపు వాటాదారుల బాధ్యతగా ఉంటుంది మరియు నిర్దేశిత రేట్ల వద్ద వాటాదారులకు డివిడెండ్ చెల్లింపు సమయమున వనరు వద్ద పన్ను మినహాయింపు (టిడిఎస్) కంపెనీ చేయవలసి ఉంటుందని వాటాదారులు గమనించవలెను.

రెసిడెంట్ వాటాదారుల కొరకు, ఐటి చట్టం యొక్క సెక్షన్ 393 (4) (పట్టిక క్ర.సం. 10)తో చదువుకొనే సెక్షన్ 393(1) (పట్టిక క్ర.సం.7) క్రింద వనరు వద్ద పన్ను మినహాయింపు దిగువ విధంగా ఉంటుంది.

కంపెనీతో అందుబాటులో గల వాటాదారుల చెల్లుబాటు గల పాన్	10%
కంపెనీతో పాన్ లేకుండా / చెల్లుబాటు కాని / పనిచేయని పాన్ గల వాటాదారులు	20% ఐటి చట్టం యొక్క సెక్షన్ 397 (2) (బి) (1) యొక్క నిబంధనల ప్రకారం

అయితే ఆర్థిక సంవత్సరం 2026-27 కాల వ్యవధిలో ఒకవేళ వారిచే స్వీకరించబడిన పూర్తి డివిడెండ్, రెసిడెంట్ వ్యక్తిగత వాటాదారులకు డివిడెండ్ చెల్లింపుపై రూ. 10,000/-ల మించకుండా మరియు చెల్లుబాటు అయ్యే ఫారం 121 ఇచ్చిన రెసిడెంట్ వ్యక్తిగత వాటాదారుల విషయంలో ఐటి చట్టంలో నిర్దేశించిన నిబంధనకు లోబడి ప్రయోజనం కూడా పొడిగించబడవచ్చును.

వాటాదారులు క్లెయిం లోయర్ / నిల్ విత్‌హోల్డింగ్ టాక్స్‌కు ఐటి చట్టం క్రింద నిర్దేశించినట్లుగా ఏదేని ఇతర పత్రం దాఖలు చేయవచ్చును. పైన తెల్పిన విధంగా చెల్లుబాటు అయ్యే ఫారం 121 లేదా ఏదేని ఇతర డాక్యుమెంట్లు గల వాటాదారుల కొరకు పాన్ తప్పనిసరి. దిగువ నిర్దేశించబడిన విధంగా ఫారం 121 యొక్క నమూనాను మరియు అనుబంధాలు కంపెనీ యొక్క వెబ్‌సైట్ https://www.drreddys.com/investor#investorservices#investor-handbook యొక్క వెబ్‌సైట్‌పై అందుబాటులో ఉన్నవి మరియు https://www.bigshareonline.com/ వద్ద మా రిజిస్ట్రార్ మరియు ట్రాన్స్‌ఫర్ ఏజెంట్ (ఆర్‌టిఏ), బిగ్ షేర్ సర్వీసెస్ ప్రైవేట్ లిమిటెడ్ యొక్క వెబ్‌సైట్‌పై కూడా అందుబాటులో ఉన్నది.

రెసిడెంట్ మ్యూచువల్ ఫండ్స్ మరియు ఇన్సూరెన్స్ కంపెనీ వాటాదారుల కొరకు: మ్యూచువల్ ఫండ్ స్పెసిఫైడ్ షెడ్యూలు VII (పట్టిక క్ర.సం. 20 లేదా 21) నకు చెల్లించబడు డివిడెండ్‌పై టిడిఎస్ నుండి మినహాయింపు ఏర్పాటుకు వీలుగా ఐటి చట్టం యొక్క సెక్షన్ 11 లేదా ఐటి చట్టం యొక్క సెక్షన్ 393 (4) (పట్టిక క్ర.సం.10) క్రింద నిర్దేశించిన విధంగా బీమా కంపెనీ ఐటి చట్టం యొక్క సంబంధిత నిబంధనల ప్రకారం వాటాదారులు మినహాయింపు నోటిఫికేషన్‌తో పాటు దిగువ తెల్పిన విధంగా డాక్యుమెంట్లు సమర్పించవలెను.

(ఎ) ఇన్సూరెన్స్ చట్టం, 1938 యొక్క సెక్షన్ 2(7ఎ) ప్రకారం బీమాదారుగా వాటాదారు అర్హుడని వాంగ్మూలం- అనుబంధం-I;

(బి) ఐటి చట్టం యొక్క సెక్షన్ 11 నకు షెడ్యూలు VII (పట్టిక క్ర.సం. 20 లేదా 21) క్రింద మినహాయింపు కొరకు అర్హత గల మ్యూచువల్ ఫండ్ వాటాదారుచే వాంగ్మూలం - అనుబంధం-II మరియు

(సి) సెబీతో నమోదు అయిన విధంగా కేటగిరి I/II ఆల్టర్నేట్ ఇన్వెస్ట్‌మెంట్ ఫండ్ (ఎఐఎఫ్)చే ప్రకటన అనుబంధం-III.

ఆదాయపు పన్ను చట్టం యొక్క 1961 యొక్క సర్క్యులర్ 18/2017 క్రింద మినహాయింపు కొరకు వాంగ్మూలం: టిడిఎస్ యొక్క లోయర్ రేటు లేదా చట్టం క్రింద మినహాయింపుకు లోబడి ఆదాయంగా ఏదేని వాటాదారుని విషయంలో అటువంటి వాటాదారుడు అధీకృత సంతకందారుచే సంతకం చేయబడి చట్టం యొక్క సంబంధిత నిబంధనల ప్రకారం అర్హత కలిగి ఉంటే ఈ దిగువ తెల్పిన డాక్యుమెంట్లను అటువంటి వాటాదారుడు సమర్పించవలసి ఉంటుంది.

ఎ) ఆదాయపు పన్ను అధికారుల నుండి ఒకవేళ పొందే ఉంటే ఆర్థిక సంవత్సరం 2026-27 కొరకు లోయర్ విత్‌హోల్డింగ్ టాక్స్ సర్టిఫికెట్ మరియు

(బి) ఐటి చట్టం యొక్క ఏదేని నిబంధన క్రింద పన్ను మినహాయింపు స్టేటస్ పొందిన వాటాదారుని విషయంలో దాని కొరకు వాంగ్మూలంతో పాటు డాక్యుమెంటరీ రుజువు - అనుబంధం-IV.

నాన్ రెసిడెంట్ వాటాదారుల కొరకు, అమలులో ఉన్న రేట్ల వద్ద ఐటి చట్టం యొక్క సెక్షన్ 207 (1) (పట్టిక క్ర.సం.1) తో చదువుకొనే సెక్షన్ 393 (2) (పట్టిక క్ర.సం.17) మరియు ఇతర వర్తించు సెక్షన్లకు అనుగుణంగా పన్నులు విత్ హెల్డ్ చేయవలసి ఉంటుంది. చెల్లించబడు డివిడెండ్ మొత్తంపై 20% రేటు వద్ద (ప్లస్ వర్తించబడు సర్‌చార్జ్ మరియు సెస్) లేదా భారత ప్రభుత్వంచే ప్రకటించబడినట్లుగా విత్‌హోల్డింగ్ ట్యాక్స్ ఉంటుంది. అయితే ఐటి చట్టం యొక్క సెక్షన్ 159 ప్రకారం నాన్ రెసిడెంట్ వాటాదారు ఒకవేళ వారు వాటికి మరింత ప్రయోజనకారిగా ఉన్నట్లైతే, వాటాదారుల యొక్క ఇండియా మరియు టాక్స్ రెసిడెంట్ యొక్క దేశం మధ్య డబుల్ టాక్స్ అవాయిడెన్స్ ట్రీటి (డిటిఏఏ) యొక్క నియమాల ద్వారా చెలామణికి ఆప్షన్ కలిగియుండవలెను, ఒకవేళ మరెన్ని ప్రయోజనాలు కలిగి ఉన్నట్లైతే డిటిఏఏ యొక్క ప్రయోజనాలు పొందుటకు వీలుగా నాన్ రెసిడెంట్ వాటాదారులు దిగువ వాటిని సమర్పించవలెను.

1. వాటాదారుడు నివాసితుడై ఉన్న దేశం యొక్క పన్ను అధికారుల నుండి పొందిన ఆర్థిక సంవత్సరం 2026-27 కొరకు స్వయం ధృవీకృత టాక్స్ రెసిడెన్సీ సర్టిఫికెట్ (టిఆర్‌సి).
2. భారతీయ పన్ను అధికారులచే కేటాయించబడిన స్వయం ధృవీకృత పాన్ యొక్క ప్రతి ఒక వేళ పాన్ లభించని యెడల ఆదాయపు పన్ను రూల్స్ 2026 యొక్క రూల్ 217 యొక్క సబ్ రూల్ 2 క్రింద సమాచారమును సమర్పించవలెను - అనుబంధం-V.
3. eportal.incometax.gov.in వద్ద వారి లాగిన్ క్రెడెన్షియల్‌తో పాటు ఆదాయపు పన్ను పోర్టల్‌పై ఎలక్ట్రానిక్ పద్ధతిలో ఐటి చట్టం యొక్క సెక్షన్ 159(1) మరియు 159(2) క్రింద అవసరమైన విధంగా ఎలక్ట్రానిక్ ఫార్మేట్‌లో ఫారం 41 భర్తీ చేయవలెను.
4. నాన్ రెసిడెంట్ వాటాదారు నుండి సెల్ఫ్ డిక్లరేషన్ ప్రత్యేకించి కంపెనీకి చిరునామాకు ప్రధానంగా ఈ దిగువ వాటిని తెలియపరుస్తూ - అనుబంధం-VI:
   - ఎ. నాన్ రెసిడెంట్, ఆర్థిక సంవత్సరం 2026-27 కాల వ్యవధిలో కంట్రీ ఆఫ్ రెసిడెన్స్ యొక్క టాక్స్ రెసిడెన్స్ మిగిలియున్న కాలానికి కొనసాగుతూ ఉండవలెను.
   - బి. సదరు టాక్స్ ట్రీటి యొక్క బెనిఫిట్ క్లెయింకు నాన్-రెసిడెంట్ అర్హుడు;
   - సి. ఏదేని విధానంలో డిటిఏఏ యొక్క ప్రయోజనం మందగించబడినట్లుగా విశ్వసించుటకు కారణములేదని,
   - డి. డివిడెండ్ ఆదాయం స్వీకరించిన నాన్ రెసిడెంట్ అట్టి ఆదాయం యొక్క ప్రయోజనకరమైన యజమాని.
   - ఇ. ఏదేని పర్మినెంట్ ఎస్టాబ్లిష్‌మెంట్ (పిఇ) లేదా ఫిక్స్‌డ్ బేస్ ఇన్ ఇండియాకు కలిసియున్న నాన్ అట్రిబ్యూటబుల్ / ఎఫెక్టివ్లీ యొక్క డివిడెండ్ ఆదాయం.
   - ఎఫ్. విదేశీ సంస్థాగత పెట్టుబడిదారులు మరియు విదేశీ పోర్ట్‌ఫోలియో పెట్టుబడిదారుల విషయంలో సెబి రిజిస్ట్రేషన్ సర్టిఫికెట్ యొక్క స్వయం ధృవీకృత ప్రతి మరియు
   - జి. సింగపూర్ యొక్క టాక్స్ రెసిడెంట్ అయిన వాటాదారుల విషయంలో సంబంధిత అధికారులచే జారీచేయబడిన లేఖను లేదా ఇండియా - సింగపూర్ డిటిఏఏ క్రింద ఏదేని ఇతర నాన్ అప్లికబిలిటీ ఆఫ్ ఆర్టికల్ -24 - లిమిటేషన్ ఆఫ్ రిలీఫ్ రుజువును తెలిపే ఏదేని ఇతర దానిని దయచేసి సమర్పించవలెను.
5. లోయర్ విత్‌హోల్డింగ్ టాక్స్ కొరకు ఒకవేళ వర్తించినచో ఐటి చట్టం క్రింద నిర్దేశించినట్లు ఏదేని ఇతర పత్రాలు, వాటాదారుచే ధృవీకరించబడియుండవలెను.

డివిడెండ్ మొత్తాలపై టాక్స్ డిడక్షన్/ విత్ హోల్డింగ్ సమయంలో డిటిఏఏ రేట్లు బెనిఫిషల్ ధరఖాస్తుకు కంపెనీ బాధ్యులు కారు. నాన్ రెసిడెంట్ వాటాదారులచే దాఖలు చేయబడిన పత్రాల యొక్క బెనిఫిషల్ డిటిఏఏ రేటు యొక్క దరఖాస్తు పూర్తి చేయు దానిపై ఆధారపడి యుంటుంది మరియు కంపెనీచే సంతృప్తిపరచు సమీక్షపై ఆధారపడి యుంటుంది.

ఆదాయపు పన్ను రూల్స్, 2026 యొక్క రూల్ 203 క్రింద వాటాదారులచే ప్రకటన: కంపెనీచే చెల్లించబడిన డివిడెండ్ కలిగి ఉన్న బెనిఫిషియల్ వాటాదారులకు వనరు వద్ద పన్ను మినహాయింపు యొక్క క్రెడిట్ ఏర్పాటు చేయుటకు కంపెనీకి వీలుగా ఆదాయపు పన్ను రూల్స్ 2026 యొక్క రూల్ 203 క్రింద నిర్దేశించిన విధంగా నమూనాలో డిక్లరేషన్ తేవలసినదిగా వాటాదారులను అభ్యర్థించడమైనది- అనుబంధం VII.

ఐటి చట్టం యొక్క సెక్షన్ 397(2)

ఐటి చట్టం యొక్క సెక్షన్ 393(4) (పట్టిక క్ర.సం.10)తో చదువుకొనే సెక్షన్ 393(1) (పట్టిక క్ర.సం.7) క్రింద 10 శాతం చొప్పున టిడిఎస్ రేటు, ఆధార్‌తో పాన్ లింక్ చేయని వారితో సహా చెల్లుబాటు కాని పాన్ కలిగిన, చెల్లుబాటు కాని మినహాయింపుదారులచే ఇవ్వబడిన పాన్‌తో టిడిఎస్ కొరకు ప్రవేశపెట్టబడిన ప్రత్యేక నిబంధనను ఐటి చట్టం యొక్క సెక్షన్ 397(2) యొక్క నిబంధనలకు లోబడి ఉంటుంది.

ఐటి చట్టం యొక్క సెక్షన్ 397(2) (బి) (i) ను ఇవ్వబడిన విధంగా ప్రత్యేక వ్యక్తుల విషయంలో దిగువ తెల్పిన అధిక రేట్ల వద్ద పన్ను మినహాయింపు చేయవలసి ఉంటుంది.

- ఐటి చట్టం యొక్క సంబంధిత నిబంధనలలో నిర్దేశించిన రేట్లకు రెట్టింపు వద్ద, లేదా
- అమలులో ఉన్న రేట్లు లేదా రెట్టింపు రేటు వద్ద, లేదా
- 20% రేటు వద్ద.

తదనుగుణంగా సెక్షన్ 397 (2) యొక్క నిబంధనను చెల్లుబాటు అయ్యే మరియు / లేదా పాన్ మరియు లింక్ చేయబడిన ఆధార్ వాటాదారుల యొక్క పాన్ విషయంలో వర్తిస్తుంది. అందువలన ఐటి చట్టం యొక్క సెక్షన్ 262 ప్రకారం వ్యక్తిగత వాటాదారులు అధిక రేట్ల వద్ద పన్ను మినహాయింపులు నివారించుటకు పాన్‌తో వారి ఆధార్ సంఖ్యను లింక్ చేయవలసినదిగా అభ్యర్థించడమైనది.

వాటాదారులందరి కొరకు: డిమెటీరియలైజ్డ్ రూపంలో వాటాలు కలిగి వారి విషయంలో వారి డిపాజిటరీ పార్టిసిపెంట్‌తో పన్ను నివాస స్థితి, పర్మినెంట్ అకౌంట్ నెంబరు (పిఎఎన్), రిజిస్టర్డ్ ఇ-మెయిల్ అడ్రస్, మొబైల్ నెంబరు మరియు ఇతర వివరాలను అప్‌డేట్ చేసుకొనవలసినదిగా వాటాదారులను అభ్యర్థించడమైనది. భౌతిక రూపంలో వాటాలు కలిగి ఉన్న వాటాదారులు కంపెనీ యొక్క రిజిస్ట్రార్ మరియు షేర్ ట్రాన్స్‌ఫర్ ఏజెంట్ (ఆర్‌టిఏ)కు వివరాలు తెలియపర్చవలసినదిగా అభ్యర్థించడమైనది. పైన తెల్పిన డాక్యుమెంట్లు (పూర్తి చేయబడి మరియు సంతకం చేయబడి) DRLtaxexemption@bigshareonline.com వద్ద కంపెనీ యొక్క ఆర్‌టిఏకు సమర్పించవలసి ఉంటుంది, ప్రత్యామ్నాయంగా వాటాదారులు ఈ డాక్యుమెంట్లను https://www.bigshareonline.com/ వద్ద మా ఆర్‌టిఏ యొక్క హోమ్ పేజీ పై ఐ కనెక్ట్ ద్వారా సమర్పించవచ్చును.

ఐటి చట్టం యొక్క సంబంధిత నిబంధనల క్రింద వనరు వద్ద పన్ను మినహాయించబడనున్న పన్ను వద్ద సరియైన పన్ను రేటును నిర్ధారించుటకు కంపెనీకి వీలుగా వర్తించు విధంగా పైన తెల్పిన డాక్యుమెంట్లను **మంగళవారం జూన్ 30, 2026న మ.గం. 11.59 (ఐఎస్‌టి)** వరకు లేదా అంతకన్నా ముందు సమర్పించవలసినదిగా మిమ్ములను అభ్యర్థించడమైనది. **జూన్ 30, 2026 తరువాత ఎటువంటి డాక్యుమెంట్లు లేదా సమాచారం పరిశీలించబడదు.** అసంపూర్తి మరియు / లేదా సంతకం చేయబడని ఫారాలు మరియు డిక్లరేషన్లు కంపెనీచే పరిశీలించబడవు. ఇందుకు సంబంధించిన అన్ని సమాచారాలు / విచారణలను మా ఆర్‌టిఏ, బిగ్ షేర్ సర్వీసెస్ ప్రైవేట్ లిమిటెడ్‌కు DRLtaxexemption@bigshareonline.com వద్ద తెలియజేయవలెను.

ఇన్సూరెన్స్ కంపెనీలు, మ్యూచువల్ ఫండ్స్, ఆల్టర్నేటివ్ ఇన్వెస్ట్‌మెంట్ ఫండ్ (ఎఐఎఫ్) వంటి రెసిడెంట్ నాన్ ఇండివిడ్యుయల్ సభ్యులు మరియు భారతదేశంలో నెలకొల్పబడిన ఇతర స్వదేశీ ఆర్థిక సంస్థలు మరియు విదేశీ పోర్ట్ ఫోలియో ఇన్వెస్టర్లుగా నాన్ రెసిడెంట్ ఇండివిడ్యుయల్ సభ్యులు పైన తెల్పిన గడువు తేదీలోగా లేదా అంతకన్నా ముందు ట్యాక్స్ సర్వీసుల కొరకు ఎన్ఎస్‌డిఎల్‌తో నమోదు చేసుకున్న వారి సంబంధిత కస్టోడియల్ ద్వారా సంబంధిత ఫారాలు, డిక్లరేషన్లు మరియు డాక్యుమెంట్లు సమర్పించవలసి ఉంటుంది.

వాటాదారులచే సమర్పించబడిన అన్ని డాక్యుమెంట్లు కంపెనీచే పరిశీలించబడతాయి మరియు చట్టం యొక్క నిబంధనలకు అనుగుణంగా వారిచే సరైన పన్నులు మినహాయింపు సమయమున కంపెనీచే పరిగణనలోనికి తీసుకొనబడతాయి.

పైన తెల్పిన వివరాలు / డాక్యుమెంట్లు స్వీకరించని యెడల సదరు డివిడెండ్‌పై అధిక రేటు వద్ద పన్ను మినహాయింపబడుతుందని వాటాదారులు గమనించవలెను. అయితే చట్టం ప్రకారం ఆదాయం యొక్క రిటర్న్ సమర్పించుటకు మరియు ఒకవేళ అర్హత ఉంటే సరైన రిఫండ్ క్లెయిం చేయుటకు వాటాదారులకు అవకాశం కలదు.

సంబంధిత బ్యాంకు అకౌంట్లలో డివిడెండ్‌ను సకాలంలో జమచేయుటకు కంపెనీకి వీలుగా వారి డిమ్యాట్ అక్కౌంట్లను వారి బ్యాంకు ఖాతాలతో లింక్ చేయుటకు అవసరమైన విధానాలను పూర్తి చేయవలసినదిగా వాటాదారులను అభ్యర్థించడమైనది. పన్ను సంవత్సరం 2026-27 యొక్క రెండవ త్రైమాసికం కొరకు టిడిఎస్ రిటర్న్‌ల సమర్పణకు / సదరు తుది డివిడెండ్ చెల్లింపు తరువాత తగు సమయంలో వాటాదారుల రిజిస్టర్డ్ ఇ-మెయిల్ ఐడి వద్ద టిడిఎస్ సర్టిఫికెట్ యొక్క సాఫ్ట్ కాపీని ఇ-మెయిల్ చేయుటకు కంపెనీ ఏర్పాటుచేస్తోంది.

డిస్‌క్లెమర్: పై సమాచారం టిడిఎస్ సారాంశం మాత్రమే ఇది టాక్స్ పూర్తి విశ్లేషణ కాదు. వాటాదారులు వారి ప్రత్యేక పరిస్థితుల్లో వర్తించబడు పన్ను చెల్లింపుల కొరకు వారి స్వంత పన్ను అడ్వైజరీలతో సంప్రదింపులు కలిగియుండవలెను.

డాక్టర్ రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ కొరకు
కె. రణధీర్ సింగ్
కంపెనీ సెక్రటరీ, కాంప్లయెన్స్ ఆఫీసర్ అండ్ హెడ్ - సిఎస్ఆర్

ప్రదేశం: హైదరాబాద్
తేది : 19-06-2026

డా. రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్
నమోదిత కార్యాలయం: 8-2-337, రోడ్డు నెం.3, బంజారాహిల్స్, హైదరాబాద్-500 034
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